As filed with the Securities and Exchange Commission on January 23, 2003
Registration No. 333-102105

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

ONEOK, INC.
(Exact Name of Registrant as Specified in Its Charter)

Oklahoma	73-1520922
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
100 West Fifth Street
Tulsa, Oklahoma 74103
(918) 588-7000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jim Kneale
Senior Vice President, Treasurer and Chief Financial Officer
ONEOK, Inc.
100 West Fifth Street
Tulsa, Oklahoma 74103
(918) 588-7000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
John R. Barker	Robert A. Yolles
Gable & Gotwals	Jones Day
100 West Fifth Street, Suite 1100	77 West Wacker
Tulsa, Oklahoma 74103	Chicago, Illinois 60601
(918) 595-4800	(312) 782-3939

Approximate date of commencement of proposed sale to the public:     From time to time after the effective date of this Registration Statement as determined by market conditions and other factors.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☒ 333-102105
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee(2)(3)

Debt Securities, Common Stock, par value $0.01 per share (including preferred share purchase rights), Preferred Stock, par value $0.01 per share, Stock Purchase Contracts and Stock Purchase Units	$42,222,000	$3,884.43

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)	This entire amount has been paid previously.
(3)
Does not include $1,000,000,000 of Debt Securities, Common Stock, Preferred Stock, Stock Purchase Contracts and Stock Purchase Units registered by ONEOK, Inc. on its registration statement on Form S-3, as amended (Registration No. 333-102105), to which this registration statement relates.

EXPLANATORY NOTE AND
INCORPORATION BY REFERENCE OF SELECTED INFORMATION

This registration statement is filed by ONEOK, Inc. with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933. The contents of our registration statement on Form S-3, as amended (Registration No. 333-102105), relating to the offering of $1,000,000,000 of Debt Securities, Common Stock, Preferred Stock, Stock Purchase Contracts and Stock Purchase Units, which collectively we refer to as the “Securities,” are hereby incorporated herein by reference. This registration statement is filed solely for the purpose of registering an additional $42,222,000 of Securities.

1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, State of Oklahoma, on the 23rd day of January, 2003.

ONEOK, INC

By:	/S/ JOHN A. GABERINO, JR.
John A. Gaberino, Jr. Senior Vice President and General Counsel

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated and on the 23rd day of January, 2003.

Name	Title

* David L. Kyle	Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer)

Edwyna G. Anderson	Director

* William M. Bell	Director

* William L. Ford	Director

* Pattye L. Moore	Director

* Bert H. Mackie	Director

* Jim Kneale	Senior Vice President, Treasurer and Chief Financial Officer (Principal Financial Officer)

* Douglas A. Newsom	Director

* Gary D. Parker	Director

* J.D. Scott	Director

* Beverly Monnet	Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)

*	Signed by the undersigned, John A. Gaberino, Jr., pursuant to a power of attorney filed as an exhibit to this Registration Statement, on the 23rd day of January, 2003.

By:	/S/ JOHN A. GABERINO, JR.
By: John A. Gaberino, Jr., Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
5.1*	Opinion of Gable & Gotwals regarding the validity of the additional Securities.
23.1*	Consent of KPMG LLP.
23.2*	Consent of Gable & Gotwals (included in Exhibit 5.1).
24.1**	Powers of Attorney.

*	Filed herewith.
**	Previously filed.